Filed Pursuant to Rule 424(b)(3)

File No.: 333-152650

PROSPECTUS

ANSWERS CORPORATION

2,000,000 Shares of Common Stock

This prospectus relates to 2,000,000 shares of our common stock, par value $0.001 per share, for resale from time to time by the selling stockholders identified in this prospectus and any of their pledges, donees, transferees or other successors-in-interest.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. However, we may receive payments upon the cash exercise of any of the warrants, which are exercisable for up to 666,667 shares of our common stock at an exercise price of $4.95 per share.  We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions.

Our common stock currently trades on the Nasdaq Global Market under the symbol “ANSW.” On September 15, 2008, the last reported sale price for our common stock on the Nasdaq Global Market was $4.97 per share.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders or their pledges, donees, transferees or other successor-in-interest may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2008

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, DC 20549, or in New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

•

our Current Reports on Form 8-K filed on January 17, 2008, January 24, 2008, February 11, 2008, March 6, 2008, April 7, 2008, May 12, 2008, June 17, 2008, July 29, 2008, August 7, 2008, September 15, 2008 and Form 8-K/A filed on September 11, 2008; and

•	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on August 1, 2005.

The reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of any of the filings incorporated herein by reference, at no cost, by writing or telephoning us at the following address or phone number:

Answers Corporation

237 West 35th Street

Suite 1101

New York, New York 10001

Attn.: Corporate Secretary

Tel: (646) 502-4777

www.answers.com

SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including all documents incorporated by reference, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors” and the financial statements and related notes, before making an investment decision.

Overview

We are a leading online answer engine. Our Web properties currently consist of Answers.com and WikiAnswers.com. We offer information related to over 5 million topics based on content from brand-name publishers and our WikiAnswers community. Answers.com combines and presents targeted information from disparate sources and delivers answers to users’ questions in a single consolidated view. WikiAnswers.com is a user-generated content, or UGC, community-based question and answer site. According to comScore, a global Internet information provider, our Web properties had approximately 15.8 million unique visitors in June 2008, which ranks Answers Corporation number 55 in the top U.S. Web properties. Our goal is to become the premier online provider of and leading destination for answers on any topic.

According to our internal estimates, our Web properties had approximately 450 million page views during the second quarter of 2008. During the same period, based on these estimates, approximately 73% of our traffic was generated by search engines; 7% by the definition link appearing on Google’s website result pages; and 20% from direct traffic, which consists of traffic resulting from a direct type-in of our URL, a bookmarked Favorite, a direct link from other Web properties, a downloaded toolbar, or other software or utilities we make available.

We believe our valuable content and overall user experience drives traffic to our Web properties, which in turn drives advertising revenue. Our revenue is derived primarily from third party ad networks, which aggregate Web properties looking to monetize their Web traffic and advertisers seeking to advertise on the Internet.

Corporate Information

We were incorporated as a Texas corporation in December 1998 and reorganized as a Delaware corporation in April 1999. In October 2005, we changed our name from GuruNet Corporation to Answers Corporation. Our principal executive offices are located at 237 West 35th Street, Suite 1101, New York, NY 10001 and our telephone and fax numbers at this location are 646-502-4777 and 646-502-4778, respectively. In addition, we have an office in Israel located at Jerusalem Technology Park, the Tower, Jerusalem 91481 Israel, and our telephone and fax numbers at this location are +972 649-5000 and +972 649-5001, respectively. Our corporate website address is www.answers.com. The information contained on our Web properties or that can be accessed through our Web properties is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

Recent Developments

Write-off of Brainboost Answer Engine

In December 2005, we acquired Brainboost Technology, LLC, developer of the Brainboost Answer Engine, or the BAE, an artificial intelligence technology enabling natural language question-and-answer search on the Web.  As consideration for the acquisition, we paid $4.0 million in cash and 439,000 shares of its restricted stock, valued at approximately $5.6 million at the time of the acquisition. In connection with the initial allocation of the purchase price, we recorded an intangible asset, the BAE, with an estimated useful life of six years, of approximately $5.4 million.  Since the acquisition, through the first quarter of 2008, we spent time further developing the BAE and integrating it into our Answers.com Web property.

In November 2006, we acquired a Web property, then known as www.faqfarm.com, and subsequently rebranded as WikiAnswers.com, a dynamic, user-generated, questions and answers website. Although handled in different ways, BAE and WikiAnswers are effectively focused on similar areas, answering complex natural language questions. Since its acquisition, WikiAnswers has grown significantly, each quarter, both in terms of traffic and revenue. Conversely, during that period, Answers.com has generally declined each quarter. As a result of this continued trend, and the success of user-generated questions and answers as compared to the technology-driven answers presented by the BAE, we made a strategic decision in the second quarter of 2008 to focus our efforts, in the realm of questions-and-answers, on user-generated questions and answers, and effectively abandoned our use of the BAE. This strategic decision is reflected in a change we made to Answers.com on May 25, 2008.  Prior to that date, users asking a question on Answers.com caused the site to access the BAE in an attempt to locate an answer on the Web.  The BAE results were then presented on the Answers.com result page. Beginning May 25, 2008, users no longer receive BAE-derived result pages, rather they are instead encouraged to post their question to WikiAnswers, and in a less pronounced fashion, offered a link to another page for purposes of accessing BAE should they wish to do so. This user-interface change virtually eliminated the use of the BAE as demonstrated by the elimination of virtually all BAE-derived page views. Additionally, we no longer have any staff assigned to BAE development. We have no plans to reinstate the use of the BAE and consider it to have no further service potential.

As a result of our decision to effectively abandon our use of the BAE, the net book value of the BAE, as of May 25, 2008, in the amount of $3.138 million, was written off during the three months ended June 30, 2008.

Suspension of Direct Ad Sales

In an effort to improve monetization, in the fourth quarter of 2006, we began marketing directly to advertisers and generating additional advertising revenue. However, at the end of the second quarter of 2008  we decided to abandon our direct ad sales efforts, and by the end of the third quarter of 2008, our direct sales staff will be leaving the Company. In connection with the winding down of this effort, we recorded a charge of $90,000, in the second quarter of 2008, to account for the estimated cost of terminating certain related service contracts and employment agreements.

Redpoint Financing

  On June 16, 2008, we entered into a securities purchase agreement with Redpoint Omega, L.P. and Redpoint Omega Associates, LLC  for the purchase  of $6,000,000 of Series A Convertible Preferred Stock, initially convertible into 1,333,333 shares of common stock at a conversion price of $4.50 per share, and Common Stock Purchase Warrants exercisable for 666,667 shares of common stock at an exercise price of $4.95 per share.  The Common Stock Purchase Warrants are exercisable from the date of issuance until June 16, 2014.  The sale and purchase of such securities in the private placement was completed on June 16, 2008.

  In addition, on June 16, 2008, the Company entered into a Warrant Agreement with the investors for the purchase of Unit Warrants exercisable for up to $7,000,000 of Series B Convertible Preferred Stock and Common Stock Purchase Warrants exercisable for 636,364 shares of common stock.  The Series B Preferred Stock is initially convertible into 1,272,727 shares of common stock at a conversion price of $5.50 per share and has substantially similar rights and preferences as the Series A Preferred Stock.  The Common Stock Purchase Warrants issuable upon exercise of the Unit Warrants have an exercise price of $6.05 per share and will be exercisable for a period of 6 years from their date of issuance.

A summary of certain of the terms of the Series A Convertible Preferred Stock and Common Stock Purchase Warrants issued in our June 16, 2008 private placement and that are convertible into or exercisable for the shares of our common stock to which this prospectus relates are set forth below:

Ranking

The Series A Convertible Preferred Stock ranks senior to the Company’s junior securities, including without limitation, our common stock.

Conversion

Each share of Series A Convertible Preferred Stock has a stated value of $100 per share (any accrued but unpaid dividends may increase the stated value) and is initially convertible into common stock at a conversion price of $4.50 per share, such that the Series A Convertible Preferred Stock is initially convertible into an aggregate of 1,333,333 shares of common stock. The holders’ ability to convert the shares of Series A Convertible Preferred Stock is limited as follows: the holders and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Securities Exchange Act of 1934 are prohibited from owning more than 19.999% of the outstanding shares of the Company’s Common Stock unless and until the company obtains stockholder approval pursuant to the applicable rules of The NASDAQ Stock Market LLC.  If the Company, at any time while the Series A Convertible Preferred Stock is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then effective conversion price of the Series A Convertible Preferred Stock, then, the conversion price shall be adjusted on a weighted average basis. Notwithstanding the foregoing, until such time as the Company obtains  the required stockholder approval pursuant to the applicable rules of The NASDAQ Stock Market LLC, no such adjustment shall cause the conversion price of the Series A Convertible Preferred Stock to be less than $3.82 per share, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction .

Forced Conversion

Beginning December 16, 2009, provided certain conditions are satisfied, if the closing price of the common stock equals an average of at least $13.50 (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) per share for the 45 consecutive trading days, and the average daily volume of the common stock on The Nasdaq Global Market is at least $1,000,000 during such measurement period, unless the investors are prohibited from converting the Series A Preferred Stock pursuant to the limitations set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock, the Company shall have the right exercisable within 3 business days of such conditions being met, to force the investors to convert any portion of their shares of Series A Convertible Preferred Stock into shares of common stock at the then-effective conversion price.

Redemption Rights

At anytime on or after June 16, 2014, upon written request by the  holders of a majority of the Series A Convertible Preferred Stock, the Company shall redeem all or any portion of the then outstanding Series A Convertible  Preferred Stock for an amount in cash equal to the sum of (i) 100% of the aggregate stated value of the Series A Convertible Preferred Stock then outstanding and (ii) accrued but unpaid dividends (to the extent not already included in stated value) and (iii) all liquidated damages and other amounts due in respect of the Series A Convertible Preferred Stock.

Right to Participate in Future Financings

At any time while Series A Convertible Preferred Stock is outstanding (or the common stock issued or issuable upon conversion thereof) and the investors collectively hold a majority of the outstanding Series A Convertible Preferred Stock (or the common stock issuable or issued upon conversion thereof) purchased by the investors, each investor shall have a right to participate pro rata with respect to the issuance or possible issuance by the Company of any future equity or equity-linked securities or debt which is convertible into or exercisable or exchangeable for equity or in which there is an equity component on the same terms and conditions as offered by the Company to the other purchasers of such securities.

Voting and Right to Appoint a Director

The Series A Convertible Preferred Stock votes on an as converted basis with the Company’s common stock, subject to certain limitations. Additionally, so long as any shares of Series A Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the shares of the Series A Convertible Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series A Convertible Preferred Stock or alter or amend the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (whether by merger, consolidation or otherwise), (b) authorize or create any class of stock, including securities exercisable for or convertible into such stock, ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Convertible Preferred Stock, except for any series of Preferred Stock issued to the investors, (c) amend its certificate of incorporation or other charter documents (whether by merger, consolidation or otherwise) so as to affect adversely any rights of the investors, (d) increase or decrease the authorized number of shares of Series A Convertible Preferred Stock, or (e) enter into any agreement with respect to the foregoing.

Additionally, the holders of a majority of the outstanding Series A Convertible Preferred Stock have the right to appoint an individual to serve as a voting member of the company’s board of directors and an individual to serve as an observer to the board of directors.

Dividends

The Series A Convertible Preferred Stock will accrue cumulative dividends at a rate of 6% per annum whether or not dividends have been declared by the board of directors and whether or not there are profits, surplus or other funds available for the payment of such dividends. Such dividends are in preference to all other classes of stock junior in rank to the Series A Convertible Preferred Stock, including our common stock.  Dividends may be payable in kind at the option of the company upon satisfaction of certain conditions. After the payment of these dividends on the Series A Convertible Preferred Stock, the holders of such shares are entitled to participate on an as converted basis in the payment of any dividends on the common stock.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the holders of Series A Convertible Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series A Convertible Preferred Stock an amount equal to greater of (i) the stated value for the Series A Convertible Preferred Stock per share plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment shall be made to the holders of any junior securities (including, without limitation, the common stock) or (ii) such amount per share as would have been payable had all shares of Series A Convertible Preferred Stock been upon any such liquidation converted to common stock immediately prior to such liquidation, in any case, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the investors shall be distributed among the holders of Series A Convertible Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Terms of the Series A Purchase Warrants

The Series A Purchase Warrants are exercisable from the date of issuance until June 16, 2014 for 666,667 shares of common stock at an exercise price of $4.95 per share, subject to weighted-average anti-dilution.  The ability of the holders of the Series A Purchase Warrants to exercise the Series A Purchase Warrants is limited as described above until stockholder approval is received. Notwithstanding the foregoing, until such time as the Company obtains stockholder approval, no anti-dilution adjustment shall cause the exercise price of the Series A Purchase Warrants to be less than $3.82 per share, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.  The holders of the Series A Purchase Warrants have the option to exercise the warrants on a “net share” or cashless basis, in which warrant shares are forfeited in lieu of paying the cash exercise price, in which case the Company would receive no additional proceeds upon their exercise (but fewer shares would be issued).

Non-compliance with Minimum Stockholders’ Equity of $10 million as required under The Nasdaq Marketplace Rule 4450(a)(3)

On August 6, 2008, we received a letter from The NASDAQ Global Market stating that based on our Form 10-Q filed for the period ended June 30, 2008, NASDAQ has determined that we were not in compliance with minimum stockholders’ equity of $10 million as required under The NASDAQ Global Market Marketplace Rule 4450(a)(3).  As of June 30, 2008, our stockholders’ equity was $9.582 million.  NASDAQ is reviewing our eligibility for continued listing on The NASDAQ Global Market.

To facilitate this review, NASDAQ has requested that we submit our plan to achieve and sustain compliance to NASDAQ advising NASDAQ of the action we have taken, or will take, that would bring us into compliance with Marketplace Rule 4450(a)(3). If NASDAQ does not accept our plan, NASDAQ may then initiate delisting proceedings from The NASDAQ Global Market at which time we may appeal NASDAQ’s determination to a Listing Qualifications Panel.  We submitted our plan to NASDAQ on September 10, 2008.

Alternatively, we may apply to transfer our securities to The NASDAQ Capital Market. Currently we meet the listing requirements for continued listing on The NASDAQ Capital Market. The NASDAQ Capital Market, formerly The NASDAQ SmallCap Market, is a continuous trading market that operates in the same manner as The NASDAQ Global Market.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and related notes.

Risks Relating to our Business

We have incurred significant and continuing net losses since our inception and may continue to incur losses.

We incurred net losses of approximately $4.1 million and $8.6 million for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, we had an accumulated deficit of approximately $59 million. We cannot assure you that we will be able to achieve net income on a quarterly or annual basis. If our revenues do not increase, or if our operating expenses exceed expectations or cannot be reduced, we will continue to incur substantial losses, which would materially adversely affect our business and financial results.

If search engines alter their algorithms or methods or otherwise restrict the flow of users visiting our Web properties, our business and financial results could suffer.

Search engines serve as origination Web properties for users in search of information, and our topic pages often appear as one of the top links on the pages returned by search engines in response to users’ search queries. As a result, we rely heavily on search engines for a substantial portion of the users visiting our Web properties. According to our internal estimates traffic to our Web properties originating from search engines during the second quarter of 2008, excluding Google-directed definition link traffic, was approximately 73% of the overall traffic to our Web properties, the majority of which originated from Google and, to a lesser but still significant extent, Yahoo!. Traffic to WikiAnswers from search engines during the same period was even more significant, amounting to approximately 90% of its overall traffic. If our traffic from search engines declines for any reason, we would suffer a significant decline in overall traffic and revenue. For example, in July 2007, a search engine algorithm adjustment by Google led to a drop in Google directed traffic to Answers.com. This adjustment reduced our overall traffic by approximately 28% based on the average traffic directed to Answers.com from Google for the week prior to the adjustment as compared to the week after. As a result, our revenue declined proportionately. In response to the Google algorithm adjustment, we reduced our headcount and related compensation costs, reducing our monthly base payroll expenses by approximately 12%. In September 2007, Yahoo! dropped our content from its search index, which led to a brief periodic drop in our Yahoo! directed traffic.  Search engines, at any time and for any reason, could change their algorithms that direct search queries to our Web properties or could restrict the flow of users visiting our Web properties specifically. In fact, as illustrated above, on occasion our Web properties have experienced decreases in traffic, and consequently in revenue, due to these search engine actions. We cannot guarantee that we will successfully react to these actions in the future and recover the lost traffic. Accordingly, a change in algorithms that search engines use to identify Web pages towards which traffic will ultimately be directed, or a restriction on the flow of users visiting our Web properties from the search engines, could cause a significant decrease in traffic and revenues, which could adversely affect our business and financial results.

We depend on Google to direct traffic to Answers.com through its definition link, and the loss of this source of traffic could significantly reduce our ad revenues and adversely affect our business and financial results.

A significant percentage of our direct traffic is directed to Answers.com by the definition link appearing on Google’s website result pages. As an additional result of this arrangement, a significant number of secondary users visit Web properties via the definition link and perform additional searches. We refer to these users as secondary traffic. The definition link traffic is the result of a unilateral decision by Google to link certain definitions to Answers.com, and not any contractual relationship. Google may change these links at any time, in its sole discretion. According to our internal estimates, for the second quarter of 2008, the primary and secondary traffic from the Google definition link accounted for approximately 7% of the traffic to our Web properties. If Google stops directing traffic to Answers.com through its definition link, we would experience a significant reduction in our direct traffic and the corresponding ad revenues, which would adversely affect our business and financial results.

If our Google Service Agreement, or GSA, is terminated by Google, we would have to seek an alternative provider of listings and advertisements, which could adversely affect our business and financial results.

Our business is dependent on the GSA, under which we obtain most of the advertisements displayed on our Web properties and earn most of our ad revenues. Google may terminate the GSA with no advance notice if we:

•             take certain prohibited actions including, among other things:

•             editing or modifying the order of search results,

•             redirecting end users, producing or distributing any software which prevents the display of ads by Google,

•             modifying, adapting or otherwise attempting to obtain source code from Google technology, content, software and documentation or

•             engaging in any action or practice that reflects poorly on Google or otherwise disparaging or devaluing Google’s reputation or goodwill;

•             breach the grant of a license to us by Google of certain trade names, trademarks, service marks, logos, domain names and other distinctive brand features of Google;

•             breach the confidentiality provisions of the GSA;

•             breach the exclusivity provisions of the GSA; or

•             materially breach the GSA more than two times, irrespective of any cure to such breaches.

The GSA is scheduled to expire on January 31, 2010, unless renewed upon mutual written consent.

Google’s termination of the GSA would result in our need to replace this relationship and obtain listings and advertisements from alternative providers, and we may not succeed in receiving equally favorable terms as those provided in the GSA. Termination of the GSA and our failure to replace it on equally favorable terms could result in a material reduction in our ad revenues and could adversely affect our business and financial results.

If in the interest of improving user experience and user satisfaction, we decide to decrease the number of ad elements displayed on our Web properties, our advertising revenues will decline and our financial results will be adversely impacted.

We closely monitor the ratio between ad elements and actual content appearing on our Web pages. In the future we may decide that in order to enhance the user-experience and increase user satisfaction, our pages should display fewer ad elements. Displaying less ad-intensive Web pages is likely to result in faster page-load and offering more content per-page is likely to appeal more to the user. A better user experience may result in more stickiness on our Web properties and a higher rate of user-retention and return visits. However, there is no assurance that reducing advertising on our Web properties will result in better user-retention and return visits and there can be no guarantee that the short term reduction in ad revenues will pay off in the long term in the form of increased traffic. A decrease in the number of ad elements displayed on our Web properties will result in a short-term drop in RPM and a reduction in advertising revenues which will have an adverse impact on our results of operations.

The failure of WikiAnswers to grow in accordance with our expectations could have an adverse impact on our business and financial results.

WikiAnswers is currently our primary growth driver. We estimate that in the second half of 2008, WikiAnswers will exceed Answers.com in both traffic and revenue. WikiAnswers is experiencing a growth phenomenon that we refer to as a “network effect”.  The site’s growth facilitates further growth. As a result, we are spending increasing amounts of money and devoting greater resources to the development of WikiAnswers. If, for whatever reason, WikiAnswers fails to perform as well as we anticipate, and the growth we are experiencing falters or ceases, our business and financial results could be adversely affected.

If Internet users do not interact with our WikiAnswers Web property frequently or if we fail to attract new users to the service, our business and financial results will suffer.

The success of our WikiAnswers Web property is largely dependent upon users constantly interacting with the community by asking questions, posting answers and improving upon both. We have seen a very high correlation between growth in questions and answers and growth in the site’s page views. We need to attract users to register as community members, visit the Web property frequently and spend increasing amounts of time on the Web property when they visit. In addition, only a very small number of users actually post information on the site on a regular basis and are engaged in improving the information it contains. If we are unable to encourage users to interact more frequently with our WikiAnswers Web property and to increase the amount of user generated content they provide, our ability to attract new users to the Web property, increase the number of registered users loyal to the community and attract advertisers to WikiAnswers will be diminished and adversely affected. As a result, our business and financial results will suffer, and we will not be able to grow our business as planned.

If we are unable to improve and maintain the quality of content being contributed to WikiAnswers, the Web property will become less valuable to the users, less popular as a destination for obtaining answers to questions and its growth will be negatively affected, which in turn could adversely impact our financial results.

It is critical that we ensure that the quality of content being posted on WikiAnswers, both questions and answers, is maintained and improved over time. The better the quality of the content generated on the Web property, the more valuable the Web property will be for users in search of answers, which in turn will lead to stronger growth in the community size. We will need to closely monitor the content being contributed by users and constantly be on the alert for and filter out content that does not add value, or even worse, damages the user experience. If we fail to maintain and improve the quality of the Web property’s content, the appeal of WikiAnswers to users may diminish and the growth of the Web property may be negatively affected, which in turn could cause our financial results to suffer.

If we are unable to attract and retain dedicated supervisors for WikiAnswers for the administration of the Web property and the encouragement of the community’s expansion, our plans for growing WikiAnswers may fail and our results of operations may be adversely affected.

Much of the effort of administering WikiAnswers, monitoring its activity and ensuring its steady growth and development is borne by a large group of external supervisors, the vast majority of whom are not employed by us and not compensated for their efforts. The supervisors are in charge of monitoring questions and answers in specific categories in an effort to ensure questions are being answered timely, prevent vandalism, improve consistency and encourage high-quality contributions. As of June 30, 2008, the community enjoyed the benefit of well over 300 such supervisors. The success of WikiAnswers is dependant, to a certain extent, on the continued attention of these supervisors to WikiAnswers. If we are not able to attract and maintain enough supervisors, the WikiAnswers Web property will suffer and the Web property will become less attractive to users, which in turn will adversely affect the site’s growth and our business and financial results.

Components of our business and operations are experiencing rapid growth. If we fail to effectively manage our growth, our business and operating results could be harmed.

We have experienced rapid growth in our headcount and operations over the past several years, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risks that we will not continue to be successful and that our financial results could suffer.

There are two primary categories of Internet advertising, pay-per-performance, or most commonly cost per click, or CPC, and pay-per-impression, or cost per 1,000 impressions, or CPM. In the case of performance-based advertising, the advertiser only pays when a user clicks on an ad, as opposed to viewing the ad, as in impression-based advertising. We first derived advertising revenue in the first quarter of 2005, and we have only a short operating history with our CPC and CPM advertising model. As a result, we have very little operating history to aid in assessing our future prospects. Also, we derive nearly all of our revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. We will encounter risks and difficulties as a growing company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash and cash equivalents will be sufficient to meet our current needs for general corporate purposes for at least the next 12 months. However, we may need or desire additional financing to execute on our current or future business strategies, including to:

•             improve traffic monetization and expand content on our Web properties;

•             enhance our operating infrastructure;

•             acquire businesses or technologies; or

•             otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our services, or otherwise respond to competitive pressures would be significantly limited.

We generate our revenue almost entirely from advertising so uncertainties in the Internet advertising market and our failure to increase advertising inventory on our Web properties could adversely affect our ad revenues.

Although worldwide online advertising spending is growing steadily, it represents only a small percentage of total advertising expenditures. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in Internet advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If the Internet does not continue to be as widely accepted as a medium for advertising and the rate of advertising on the Internet increase, our ability to generate increased revenues could be adversely affected. We believe that growth in our ad revenues will also depend on our ability to increase the number of pages on our Web properties to provide more advertising inventory. If we fail to increase our advertising inventory at a sufficient rate, our ad revenues could grow more slowly than we expect, which could have an adverse effect on our financial results.

New technologies could block Internet ads, which could harm our financial results.

Technologies have been developed, and are likely to continue to be developed, that can block the display of Internet ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of their ads. Ad-blocking technology may cause a decrease in the number of ads that we can display on our Web properties, which could adversely affect our ad revenues and our financial results.

We face significant competition from search engines, destination portals and other free reference and industry-specific Web properties that could adversely impact our competitive position.

We face significant competition from a wide variety of Web properties, including traditional search engines, such as Google, Yahoo! and Ask.com, destination portals and other free online answer engines, such as About.com, TheFreeDictionary.com and Wikipedia.org. We also compete with industry-specific Web properties, such as Bankrate.com and WebMD.com, as well as with other popular question and answer sites, such as Yahoo! Answers, Askville (owned by Amazon), Yedda (owned by AOL) and Answerbag.com (owned by Demand Media, Inc.). Many of our competitors have longer operating histories, more extensive management experience, an employee base with more extensive experience, better geographic coverage, larger consumer bases, greater brand recognition and significantly greater financial, marketing and other resource than we do. We expect competition to intensify in the future. If our competitors are more successful than we are in developing compelling products or attracting and retaining users or advertisers, then our competitive position and financial results could be adversely affected.

Our failure to generate direct traffic to our Web properties could adversely affect our business and financial results.

In addition to search engine traffic and traffic directed by the Google definition link, our traffic also originates from Internet users arriving at our Web properties directly by typing our website address directly into their Web browser, bookmarking our Web properties, using AnswerTips and visiting sites that direct users to our Web properties. Given the wide availability of free search engines and reference content sites, we may not be able to retain current Internet users or attract new Internet users in this direct fashion. If we are unable to retain our direct Internet users or attract new direct Internet users, our ability to generate revenues would be adversely impacted, which could adversely affect our business and financial results.

Traffic to our Web properties and advertising demand fluctuates significantly on a seasonal basis, which impacts our operations from quarter to quarter.

Many of our users are students that utilize our Web properties as reference sources. Our traffic fluctuates with the academic school year, rising from February through May, falling to its lowest levels during the summer months, rising again in September and falling again in December through January. We expect traffic to our Web properties to continue to fluctuate seasonally in the future. This seasonal fluctuation in traffic results in a fluctuation in our quarterly revenues, since fewer users to our Web properties translates into fewer users viewing or clicking on the advertisements on our Web properties. In addition, the demand for our advertising inventory fluctuates during the year based on the seasonal needs of our advertisers, rising to its highest levels during the fourth quarter and falling to its lowest levels in the first quarter. Accordingly, our revenue fluctuates based on the seasonality of our traffic and advertising demand. The effect of this seasonality makes it difficult to estimate future operating results based on the results of any specific quarter. As a result, we may be unable to forecast our revenue accurately, and a failure to meet our revenue or expense forecasts could have an immediate and negative impact on the market price of our common stock.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly, year-to-date and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall.

Our partnerships and revenue-sharing arrangements with third-parties may not be renewed or continued, which could impact our credibility in the marketplace, which could adversely affect our traffic and revenues.

We have entered into revenue-sharing and other arrangements with third parties that direct traffic to our Web properties and license our online answer engine services, and we plan to enter into similar arrangements in the future. Although these arrangements have not had a substantial impact on our revenues to date, they have provided us with third party validation of our product offerings. We believe these arrangements and similar arrangements may result in significant revenues in the future. These arrangements may be terminated or discontinued by the third parties upon varying notice periods. If these arrangements and similar arrangements impact our revenues substantially in the future, then termination of any of these arrangements would result in the loss of ad revenue and adversely affect our financial condition. Further, termination of any of these arrangements could impact our credibility in the marketplace, which could adversely affect our traffic and revenues.

We may not be successful in expanding our business through acquisitions, business combinations and other transactions, and, even if we are successful, our operations may be adversely affected as a result of these transactions.

We intend to pursue acquisitions, business combinations and joint ventures, which we refer to as extraordinary transactions. Our ability to implement this business strategy depends in large part on our ability to compete successfully with other entities for acquisition candidates and joint venture partners. Factors affecting our ability to compete successfully include:

•             our financial condition and resources relative to the financial condition and resources of competitors;

•             our ability to issue common stock as potential consideration;

•             the attractiveness of our common stock as potential consideration relative to the common stock of competitors;

•             our ability to obtain financing; and

•             our available cash, which depends upon our results of operations and our cash demands.

In addition, we may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely affect our business, operating results and financial condition. For example, we experienced such disruption, diversion and increased expenses during the course of our recent failed attempt to acquire Lexico Publishing Group, LLC. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, financial condition and operating results.

If we fail to maintain and enhance awareness of our Web properties, our business and financial results could be adversely affected.

We believe that maintaining and enhancing awareness of our Web properties is critical to achieving widespread acceptance of our services and to the success of our business. We also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in our market. Maintaining and enhancing our Web properties may require us to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If we are unable to continuously maintain and enhance our Web properties, our traffic may decrease and we may fail to attract advertisers, which could in turn result in lost revenues and adversely affect our business and financial results.

Our failure to offer compelling content and provide our users with quality information could result in lost revenue, as a result of a loss of users and advertisers.

We believe our future success depends in part upon our ability to deliver valuable content through our Web properties. We are heavily dependent on licensed content. We cannot guarantee that we will be able to enter into new or renew current or future content agreements on commercially acceptable terms or at all. If we are unable to maintain and enhance our existing relationships with content providers or develop new relationships with alternative providers of content, our Answers.com service may become less attractive to Internet users, resulting in decreased traffic to Answers.com, which could have an adverse effect on our ad revenues and a negative impact on our business.

If we are unable to maintain and expand our computer and communications systems, then interruptions and failures in our services could result, making our services less attractive to consumers and subjecting us to lost revenue from the loss of users and advertisers.

Our ability to provide high quality user experience depends on the efficient and uninterrupted operation of our computer and communications systems. Over time, our Web properties have experienced significant increases in traffic, and we continuously seek to further increase our user base. Accordingly, our Internet servers must accommodate spikes in demand for our Web pages in addition to potential significant growth in traffic. Delays and interruptions could frustrate users and reduce traffic on our Web properties, adversely affecting our operations and growth prospects.

If we were to lose the services of our key personnel, we may not be able to execute our business plan and our business could be adversely affected.

Our ability to execute our business plan depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. Our employment agreements with our executive officers and key employees are terminable by either party upon 30-90 days notice. If we lose the services of one or more of our key employees, or if one or more of our executive officers or key employees joined a competitor or otherwise competed with us, our business could be adversely affected. We cannot assure you that we will be able to retain or replace our key personnel, and the services of key members of our research and development team, in particular, would be difficult to replace. If we do not succeed in retaining or replacing our key personnel, we may be unable to execute our business plan and, as a result, our stock price may decline.

Our business depends on increasing use of the Internet by users searching for information, advertisers marketing products and services and Web properties seeking to earn revenue to support their web content. If the Internet infrastructure does not grow and is not maintained to support these activities, our business will be harmed.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

Rules established by the Financial Accounting Standards Board, or FASB, require us to expense equity compensation given to our employees and may impact our ability to effectively utilize equity compensation to attract and retain employees.

The FASB has adopted changes that require companies to record a charge to earnings for employee stock option grants and other equity incentives effective January 1, 2006, which we have adopted. These accounting changes may cause us to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for us to attract, retain and motivate key personnel. Additionally, it may be difficult for us to estimate the impact of such compensation charges on future operating results because they will be based upon the fair market value of our common stock and other assumptions at future dates.

We may be subject to liability for online services, which may not be limited by the safe harbors in The Digital Millennium Copyright Act, or DMCA, The Communications Decency Act, or CDA, or the U.S. Children’s Online Privacy Protection Act, or COPPA. If we do not meet the safe harbor requirements, or if it is otherwise determined that our Web properties contain actionable content, we could be subject to claims, which could be costly and time-consuming to defend.

We host certain services that enable individuals to generate content and engage in various online activities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and internationally. Claims have been threatened and may in the future be brought against us for defamation, invasion of privacy, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information to which we provide links, or that may be posted online or generated by the users of our Web properties. Our defense of any of these actions could be costly and involve significant time and attention of our management and other resources.

The DMCA is intended, among other things, to reduce the liability of online service providers for listing or linking to third party Web properties that include materials that infringe copyrights or rights of others. Additionally, portions of the CDA are intended to provide statutory protections to online service providers who distribute third party content. A safe harbor for copyright infringement is also available under the DMCA to certain online service providers that provide specific services, if the providers take certain affirmative steps as set forth in the DMCA. Important questions regarding the safe harbor under the DMCA and the CDA have yet to be litigated, and we can not guarantee that we will meet the safe harbor requirements of the DMCA or of the CDA. If we are not covered by a safe harbor, for any reason, we could be exposed to claims, which could be costly and time-consuming to defend.

In addition, COPPA was enacted in October 1998. COPPA imposes civil and criminal penalties on persons distributing material harmful to minors over the Internet to persons under the age of 17 or collecting personal information from children under the age of 13. We do not knowingly collect and disclose personal information from minors. The manner in which COPPA may be interpreted and enforced cannot yet be determined. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our content violates such laws, which could damage our business and cause our stock price to decline.

We also periodically enter into arrangements to offer third party products, services or content under the Answers brand or through our Web properties. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to them.

It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. While it is our belief that the Terms of Use governing the use of our Web properties covers us against these types of claims, there are no assurances as to the final determination of these types of claims by any court of law. Furthermore, investigating and defending any of these types of claims is expensive, even to the extent that the claims are without merit or do not ultimately result in liability.

Third parties may claim that we are infringing on their patents, trademarks or copyrights, which could result in substantial costs, diversion of significant managerial resources and significant harm to our reputation.

The industry in which we operate is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We expect that Internet technologies, software products and services may be increasingly subject to third party patent infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. From time to time, third parties may assert patent infringement claims against us in various jurisdictions that are important to our business. Additionally, third parties may assert trademark infringement claims with respect to brand names we use from time to time and content we display on our Web properties. For example, a third party may make claims against us over the display of search results triggered by search terms that include trademark terms. Furthermore, we may be faced with copyright infringement claims. We have received, and are likely to continue to receive, “cease and desist” letters demanding that we remove infringing content from our Web properties based on a theory of copyright and trademark infringement.

A successful patent, trademark or copyright infringement claim against us by any third party, could subject us to:

•             substantial liability for damages and litigation costs, including attorneys’ fees;

•             lawsuits that prevent us from further use of intellectual property and require us to permanently cease and desist from selling or marketing products that use the intellectual property;

•             licensing intellectual property from a third party, which could include significant licensing and royalty fees not presently paid by us, adding materially to the our costs of operations;

•             developing new intellectual property, as a non-infringing alternative, that could delay projects, add materially to our costs of operations and be unacceptable to our users, which in turn could adversely affect our traffic and revenues; and

•             indemnifying third parties who have entered into agreements with us with respect to losses they incurred as a result of the infringement, which could include consequential and incidental damages that are material in amount.

Regardless of the merit of third party infringement claims, these claims could result in substantial costs, diversion of significant resources and management attention, termination of customer contracts, loss of customers and significant harm to our reputation.

Finally, many of our agreements with advertisers, distribution partners, and other third party partners require us to indemnify these partners for certain third party intellectual property infringement claims, which could increase our costs as a result of defending the claims and may require that we pay damages if there were an adverse ruling in any of the claims. An adverse determination could also prevent us from offering our products and services to others and may require that we procure substitute products or services, which could adversely affect our business and financial results.

Misappropriation of our intellectual property could harm our reputation, adversely affecting our competitive position and financial results.

Our ability to compete depends in part upon the strength of our proprietary rights in our technologies, brands and content. We rely on a combination of U.S. and foreign patents, copyrights, trademark, trade secret laws and license agreements to establish and protect our intellectual property and proprietary rights. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which our services are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our Web properties may be reduced, which could negatively impact our business. In addition, protecting our intellectual property and other proprietary rights is expensive and diverts critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be adversely affected.

New government regulation and legal uncertainties could require us to incur significant expenses.

The laws and regulations applicable to the Internet, and to our products and services, are evolving and unclear and could damage our business. In addition, we will be subject to any new laws and regulations directly applicable to our products and services. It is possible that laws and regulations may be adopted covering issues such as user privacy, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. This legislation could expose us to substantial liability as well as dampen the growth in use of the Internet generally, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant compliance expenses. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our products. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate these laws. Such laws may be modified, or new laws may be enacted, in the future. Our business may be negatively affected by a variety of new or existing laws and regulations, which may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet generally.

Risks Related to our Common Stock

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the NASDAQ Global Market. Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our shareholders’ ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

We could issue additional shares of common stock or securities convertible into or exercisable for common stock, which might dilute your percentage ownership interest in our company.

We have authorized 30,000,000 shares of our common stock, of which approximately 15,200,000 shares were issued and outstanding after giving effect to the assumed exercise of all outstanding warrants and options and assumed conversion of preferred stock as of July 30, 2008.  Our board of directors has the authority, without action or vote of our stockholders in many cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise the capital that we may need at today’s stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. For example, on  June 16, 2008, we sold Series A Convertible Preferred Stock and related warrants for $6.0 million in the Private Placement.  See “Recent

Developments” for a description of these transactions and the related securities.  These issuances may dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.  In addition, these issuances, or the perception that such issuances may occur in the future, may have a depressant effect on our stock price and make it more difficult to raise capital in the future on reasonable terms or at all.

We have a limited number of common shares available for future issuance which could adversely affect our ability to raise capital or consummate acquisitions.

We are authorized to issue 30,000,000 shares of common stock. We currently have outstanding 7,859,890 shares of common stock or approximately 15,200,000 shares of common stock after giving effect to the assumed exercise of all outstanding warrants and options and assumed conversion of preferred stock. Due to the limited number of authorized shares available for issuance and because of the significant competition for acquisitions, we may not able to consummate an acquisition until we increase the number of shares we are authorized to issue. To facilitate the possibility and flexibility of raising of additional capital or the completion of potential acquisitions, we will seek shareholder approval to increase the number of our authorized shares of common stock. We can provide no assurance that we will succeed in amending our certificate of incorporation to increase the number of shares of common stock we are authorized to issue.

There may be substantial sales of our common stock, which could cause our stock price to fall.

All of our issued and outstanding shares are immediately available for sale in the public market without registration under Rule 144. Sales of a substantial number of shares of our common stock could cause the price of our securities to fall and could impair our ability to raise capital by selling additional securities.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends on our common stock  in the foreseeable future.

We may incur penalties for late registration of the common stock underlying the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants.

Under the terms of the registration rights agreement we entered into with the holders of our Series A Convertible Preferred Stock, we are obligated to register the common stock underlying the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants. The registration rights carry penalties in the event we do not meet these registration obligations. We agreed to file a registration statement with the SEC by August 15, 2008. We also agreed to use our commercially reasonable best efforts to cause the registration statement to be declared effective by the SEC by November 13, 2008. If either of these deadlines are not met, or if sales of all of the securities covered by the registration statement cannot be made, whether because of our failure to keep the registration statement effective, or for various other reasons, then we must pay liquidated damages in cash to the holders of our Series A Convertible Preferred Stock in the amount of 1.0% per month, on a daily pro rata basis, up to a maximum of 8.0%, of the aggregate purchase price.

We have issued and could issue additional “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests.

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights, which could dilute the interest of, or impair the voting power of, our stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. On June 16, 2008 as part of the Private Placement, we issued 60,000 shares of Series A Convertible Preferred Stock.  In the event the Unit Warrant is exercised we will issue shares of Series B Convertible Preferred Stock.

The holders of our Series A Convertible Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of July 30, 2008, 60,000 shares of our Series A Convertible Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series A Convertible Preferred Stock, upon a liquidation of our company, the holders of shares of the Series A Convertible Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is equal to the greater of (i) $100 per share of Series A Convertible Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares and any other fees or liquidated damages owing thereon or (ii) such amount per share as would have been payable had all shares of Series A Convertible Preferred Stock been upon any such liquidation converted to common stock immediately prior to such liquidation.  Dividends accrue on the shares of Series A Convertible Preferred Stock at a rate of 6% per annum.  In addition, in the event the Unit Warrant is exercised we will issue up to 70,000 shares of Series B Convertible Preferred Stock.  If issued, the Series B Convertible Preferred Stock would have pari passu rights with the Series A Convertible Preferred Stock upon a liquidation of our company to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock on substantially similar terms as the Series A Convertible Preferred Stock.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advance notice is required prior to stockholder proposals and stockholders may not act by written consent. Furthermore, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law, to which our company is subject, may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

We are at risk of securities class action litigation.

Securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because Internet companies often experience significant stock price volatility. If we faced such litigation, it could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business.

We have determined that we have material weaknesses in our internal control over financial reporting. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and trading price of our stock.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to and reporting on these controls . We have dedicated significant amounts of time and resources to ensure compliance with this legislation for the year ended December 31, 2007.  Based on their evaluation, our principal executive and principal financial officers have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective due to the material weaknesses in our internal controls over (i) access to, and changes in, our information technology financial applications and underlying financial data; and (ii) the authority of our officers to obligate the Company. Because of these material weaknesses, our management concluded that, as of December 31, 2007, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Additionally, Somekh Chaikin, a member of KPMG International, issued an adverse opinion with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2007.

As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and trading price of our stock.

Material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and stock price.

As a public company, we are required to file annual and quarterly periodic reports containing our financial statements with the Securities and Exchange Commission within prescribed time periods. As part of The NASDAQ Global Market listing requirements, we are also required to provide our periodic reports, or make them available, to our shareholders within prescribed time periods. If we are required to restate our financial statements in the future, any specific adjustment may be adverse and may cause our operating results and financial condition, as restated, on an overall basis to be materially and adversely impacted. As a result, we or members of our management could be the subject of adverse publicity, investigations and sanctions by such regulatory authorities as the Securities and Exchange Commission and subject to shareholder lawsuits. Any of the above consequences could cause our stock price to decline materially and could impose significant unanticipated costs on us.

If we are not able to issue our financial statements in a timely manner, we will not be able to comply with the periodic reporting requirements of the Securities and Exchange Commission and the listing requirements of The NASDAQ Global Market. If these events occur, our common stock listing on The NASDAQ Global Market could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the Securities and Exchange Commission and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us, divert management attention and materially harm our operating results, financial condition, business reputation and stock price.

Risks Related to our Location in Israel

Conditions in Israel may limit our ability to produce and sell our product, which would lead to a decrease in revenues.

Because most of our operations are conducted in Israel, our operations are directly affected by economic, political and military conditions affecting Israel. Specifically, we could be adversely affected by:

•             any major hostilities involving Israel;

•             a full or partial mobilization of the reserve forces of the Israeli army;

•             the interruption or curtailment of trade between Israel and its present trading partners;

•             risks associated with the fact that a certain number of our key employees and one officer reside in what are commonly referred to as occupied territories;

•             risks associated with outages and disruptions of communications networks due to any hostilities involving Israel; and

•             a significant downturn in the economic or financial conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite negotiations to effect peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza Strip. In addition, the recent armed conflict with Hezbollah on the northern border of Israel negatively affected business conditions in Israel. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future conflict, political instability or violence in the region may have a negative effect on our business, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel or with Israeli companies, which may limit our ability to promote our products and services those countries.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

The Israeli government tax benefits program in which we currently participate and from which we receive benefits requires us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which may result in an increase in our tax liability.

Our Israeli subsidiary receives tax benefits authorized under Israeli law for capital investments that are designated as “Approved Enterprises.” To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet such conditions, these tax benefits could be cancelled, and we could be required to pay increased taxes or refund the amount of tax benefits we received, together with interest and penalties. Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of such programs. The termination or reduction of these programs and tax benefits could increase our Israeli tax rates, and thereby reduce our net profits or increase our net losses.

U.S. and Israeli tax authorities may interpret tax issues in manners other than those which we have adopted, which may expose us to tax liabilities.

We operate in the U.S. and in Israel and our earnings are subject to taxation in both jurisdictions, at different rates. Relevant tax authorities may disagree with our interpretation and application in practice of tax laws and may dispute various assumptions we make during our tax planning process. Further, the tax authorities in the U.S. and/or Israel may take exception with the transfer price of transactions between Answers Corporation and its wholly owned Israeli subsidiary. If there is a successful tax challenge of our tax position, our interpretation and/or application of tax laws in practice, we may be forced to recognize additional tax liabilities, which may include interest and penalties. This may harm our results of operations and adversely affect our financial condition. Our unrecognized tax benefits disclosed in the notes to our financial statements for the period ending December 31, 2007, include amounts relating to this risk factor.

Our business may be impacted by NIS exchange rate fluctuations, which may negatively affect our earnings.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings. Our revenues and most of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, a devaluation of the U.S. dollar in comparison to the NIS will have the effect of increasing the dollar cost of our operations in Israel. In 2006, 2007, and the first six months of 2008, the U.S. dollar depreciated against the NIS by 8.2%, 9.0%, and 12.8%, respectively. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar or of the U.S. dollar against the NIS. Despite the fact that we often use various hedging tools, including forward contracts and options, to minimize the effect of currency fluctuations on our income, if the U.S. dollar cost of our operations in Israel increases, our dollar-measured consolidated results of operations will be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include, among other things, statements about:

•             our ability to increase the number of persons who use our services and products;

•             our ability to increase the number of partners who will generate increased traffic to our Web properties;

•             our financial performance;

•             our ability to improve the monetization of our services and products;

•             the effects of facing liability for any content displayed on our Web properties;

•             potential claims that we are infringing the intellectual property rights of any third party; and

•             the effects of lost traffic due to algorithm or other adjustments by search engines.

In some cases, you can identify forward-looking statements by terminology, such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “believes,” “seeks,” or the negative of such terms or other similar expressions. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus supplement. We have included important factors in the cautionary statements included in this prospectus supplement, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus, including the documents we incorporate by reference, and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus, other than the exercise price, if any, to be received upon exercise of the warrants. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions

SELLING STOCKHOLDERS

  We are registering the shares of our common stock to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive such shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. Below is information with respect to the number of shares of our common stock owned by the selling stockholders as of September 9, 2008. Except as described below or in the description of our private placement set forth herein (see “Recent Developments” for a description of these transactions and the related securities),  the selling stockholders do not have, or have not had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, the selling stockholders named in the table below have sole voting and investment power with respect to their shares of common stock. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares covered by this prospectus.

  We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus, other than the exercise price, if any, to be received upon exercise of warrants. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions.

  The number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders. Because the selling stockholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the premise that the selling stockholders will sell all of the shares of common stock owned by such selling stockholder and covered by this prospectus.

				Beneficial Ownership After this Offering
Selling Stockholder	Beneficial Ownership Prior to this Offering (1)		Shares That May be Offered and Sold Hereby	Number of Shares		Percent of Class (2)

Redpoint Omega, L.P.	3,801,592	(3)	1,945,000	1,856,592	(5)	19.1
Redpoint Omega Associates, LLC	107,500	(4)	55,000	52,500	(6)	*

*less than 1%

(1)

Pursuant to the Certificate of Designations, Number, Voting Powers, Preferences and Rights of the Series A Convertible Preferred Stock, the Common Stock Purchase Warrants and the Unit Warrant, the selling stockholders are prohibited from owning more than 19.999% of the outstanding shares of our common stock on an aggregate basis unless and until we obtain stockholder approval for issuances of common stock greater than 19.999% of the outstanding shares of our common stock.

(2)	Based upon 7,859,890 shares of common stock outstanding as of September 9, 2008.

(3)

Consists of (i) 1,296,667 shares of common stock issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock, (ii) 648,334 shares of common stock issuable upon the exercise of Common Stock Purchase Warrants, (iii) 1,237,727 shares of common stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock that are issuable upon exercise of warrants (“Unit Warrants”), to purchase 68,075 units and (iv) 618,864 shares of common stock issuable pursuant to Common Stock Purchase Warrants issuable upon exercise of the Unit Warrants held by Redpoint Omega, L.P. (“RO LP”) which were issued in connection with our June 2008 private placement. Redpoint Omega, LLC (“RO LLC”) is the general partner of and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns none of our securities directly. RO LP is under common control with Redpoint Omega Associates, LLC. Allen Beasley is Managing Director of RO LLC. As such, Mr. Beasley shares voting and investment power over the shares held by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. Mr. Beasley disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest therein. Mr. Beasley is a director of the Company.

(4)

Consists of (i) 36,667 shares of common stock issuable upon conversion of 1,650 shares of Series A Convertible Preferred Stock, (ii) 18,333 shares of common stock issuable upon the exercise of Common Stock Purchase Warrants, (iii) 35,000 shares of common stock issuable upon conversion of 1,925 shares of Series B Convertible Preferred Stock that are issuable upon exercise of the Unit Warrants to purchase 1,925 units and (iv) 17,500 shares of common stock issuable pursuant to Common Stock Purchase Warrants issuable upon exercise of the Unit Warrants held by Redpoint Omega Associates, LLC (“ROA LLC”) which were issued in connection with our June 2008 private placement. The securities are owned by ROA LLC as nominee for its members. RO LP is under common control with RO LLC. Allen Beasley is a Manager of ROA LLC. As such, Mr. Beasley shares voting and investment power over the shares held by ROA LLC and may be deemed to have indirect beneficial ownership of the shares held by ROA LLC. Mr. Beasley disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest therein. Mr. Beasley is a director of the Company.

(5)

Consists of 1,237,727 shares of common stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock that are issuable upon exercise of the Unit Warrants and 618,864 shares of common stock issuable pursuant to Common Stock Purchase Warrants issuable upon exercise of the Unit Warrants. RO LLC is the general partner of and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns none of our securities directly. RO LP is under common control with Redpoint Omega Associates, LLC. Allen Beasley is Managing Director of RO LLC. As such, Mr. Beasley shares voting and investment power over the shares held by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. Mr. Beasley disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest therein. Mr. Beasley is a director of the Company.

(6)

Consists of 35,000 shares of common stock issuable upon conversion of 1,925 shares of Series B Convertible Preferred Stock that are issuable upon exercise of the Unit Warrants to purchase 1,925 units and 17,500 shares of common stock issuable pursuant to Common Stock Purchase Warrants issuable upon exercise of the Unit Warrants. The securities are owned by ROA LLC as nominee for its members. RO LP is under common control with RO LLC. Allen Beasley is a Manager of ROA LLC. As such, Mr. Beasley shares voting and investment power over the shares held by ROA LLC and may be deemed to have indirect beneficial ownership of the shares held by ROA LLC. Mr. Beasley disclaims beneficial ownership of these securities except to the extent of his proportionate pecuniary interest therein. Mr. Beasley is a director of the Company.

PLAN OF DISTRIBUTION

  The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders) may sell the common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common stock is listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the common stock by one or more of the following methods, without limitation:

•                                          Block trades in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          An exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

•                                          Ordinary brokerage transactions and transactions in which the broker solicits purchases;

•                                          Privately negotiated transactions;

•                                          In connection with short sales of company shares;

•                                          Through the distribution of common stock by any selling stockholder to its partners, members or stockholders;

•                                          By pledge to secure debts of other obligations;

•                                          In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•                                          Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          Any other method permitted pursuant to applicable law; or

•                                          In a combination of any of the above.

  These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the common stock.

  The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers or dealers may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the stocks at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

  From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the donees, transferees, assignees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed any necessary supplement to this prospectus under

Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the donee, pledgee, transferee, assignee or other successors in interest as selling stockholders under this prospectus.

  To the extent required under the Securities Act, the aggregate amount of selling stockholder’s shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholder’s shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor the selling stockholders can presently estimate the amount of any such compensation.

  The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

  A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common stock. A selling stockholder may also loan or pledge the common stock offered hereby to a broker-dealer and the broker-dealer may sell the common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common stock offered by this prospectus.

  The selling stockholders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their respective affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

  We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities.

  We have agreed with the selling stockholders to keep this registration statement effective  until the earlier of (i) beginning June 16, 2009, all of the shares of common stock covered by this registration statement have been sold and (ii) 100% of the shares of common stock may be sold without volume restrictions pursuant to Rule 144(b)(1).

  We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered by this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer the shares of our common stock by other means not described in this prospectus.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Answers Corporation as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin a member firm of KPMG International, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the 2006 financial statements refers to the adoption by the Company, effective January 1, 2006, of Financial Accounting Standards Board Statement No. 123R “Share-Based Payment”.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2007, expresses the opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the effect of material weaknesses on the achievement of objectives of the control criteria and contains an explanatory paragraph that states that the Company did not maintain effective internal control over access to, and changes in, its information technology financial applications and underlying financial data, and over its officers’ authority to obligate the Company.